Submitted via EDGAR
December 16, 2009
Mr. Rufus Decker
Accounting Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Fuel Tech, Inc.
Form 10-K for the Year Ended December 31, 2008
Form 10-Q for the Period Ended June 30, 2009
Form 8-K filed on July 2, 2009
Definitive Proxy Statement on Schedule 14A filed April 15, 2009
File No. 1-33059
Dear Mr. Decker:
     We have reviewed your November 23, 2009 letter regarding your comments on the financial statements and disclosures contained in the above-referenced SEC filings for Fuel Tech, Inc. (the “Company”) and provide the following responses to your comments. We appreciate your comments and, as noted below where applicable, will make the recommended changes in future filings.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008
Item 1 — Business, page 3
SEC Comment:
1.	In future filings, please disclose the information required by Item 101(c)(l)(viii) of Regulation S-K for each of your segments, or tell us why you are not required to do so.
Response: In our future filings, we will disclose the information required by Item 101(c)(l)(viii) of Regulation S-K for each of our affected segments.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations and Commitments, page 20
SEC Comment:
2.	We have read your response to comment five from our letter dated October 27, 2009. Please confirm that there were no purchase obligations that should be disclosed in the table.

Response: We confirm that there are no purchase obligations that should have been disclosed in the table below.

	Payments due by period
		Less than 1
Contractual obligations	Total	year	1–3 years	3–5 years	More than 5 years
Long-Term Debt Obligations	$2,188	$2,188	$—	$—	$—
Estimated interest payments on long-term debt obligations*	105	105	—	—	—
Operating Lease Obligations	1,720	663	527	468	62

Total	$4,013	$2,956	$527	$468	$62

*	Long-term debt obligations consist solely of borrowings under the Company’s Chinese revolving credit facility which bears interest at a rate of 90% of the People’s Bank of China (PBOC) Base Rate, or 4.8%, at December 31, 2008.
Financial Statements
1. Organization and Significant Accounting Policies
Goodwill and Other Intangibles, page 30
SEC Comment:
3.	We have read your response to comment six from our letter dated October 27. 2009. It still remains unclear how you determine that your allocation method is appropriate. You indicate that the relative excess of the fair value over the carrying value of the reporting units could be viewed to represent a “with and without” computation as described in paragraph 35 of SFAS 142. The amount of goodwill assigned to a reporting unit using a “with and without” computation is the difference between the fair value of the reporting unit before the acquisition and its fair value after the acquisition. Please tell us how you determined that your allocation method represents a “with and without” computation. Please also explain how this method works in your annual impairment testing. For previously existing goodwill balances allocated to reporting units, please explain to us the circumstances under which this goodwill could be reallocated to another reporting unit in a later period due to your goodwill allocation methodology. Refer to paragraphs 34 and 35 of SFAS 142.
Response: The response to comment six included in our letter dated November 6, 2009 stated that the methodology employed to allocate the $2,119 of goodwill at the inception of segment reporting for the year ended December 31, 2004 could be viewed to represent a “with and without” computation as described in paragraph 35. To clarify, supporting documentation, such as cash flow projections and other financial and operational records, related to the 1998 business transaction that gave rise to the goodwill were not readily available at the time goodwill was allocated to the two reporting units. As such, we applied a pro rata percentage of each of the two business segments relative value to the overall company, as determined based upon current year 2004 financial and operational data, against the total goodwill amount to allocate of $2,119. In the absence of the underlying data from the time at which the goodwill was generated in 1998, we believe the methodology employed to allocate goodwill between the two reporting segments, given the facts and circumstances available to us in 2004, was reasonable, consistent and fully within the spirit, objectives and intent of SFAS 142. We base our belief on the conclusion that the end result was an allocation of goodwill to the respective reporting units that followed, as best as it could have, how goodwill would have been allocated in a business combination as prescribed in SFAS 142 via the assigning of the excess fair value of the acquired business over the fair value of the individual assets acquired and liabilities assumed to the reporting units giving rise to the goodwill. We simply utilized the most recent fair values for each segment available to us at the time of the allocation in 2004 as a surrogate for the values of the segments when the goodwill was generated in 1998.
The reference to the “with and without” computation was meant only as a high-level comparative comment, pertaining only to the original allocation of the $2,119 of goodwill allocated to the two reporting units in 2004, in that we did not have the financial records available from 1998 at the time of the 2004 goodwill allocation to specifically assign assets or liabilities in existence at the time of the 1998 transaction to each segment, as referenced in SFAS 142 paragraph 35. Since these records were not available, we likened the allocation methodology we used in 2004, in part, to the “with and without” method. We do not use, nor have we historically used, the “with and without” allocation methodology. We use the relative fair value method for allocating our goodwill among our reporting units. In our opinion, the methodology used to assign this $2,119 of goodwill at the inception of segment reporting for the year ended December 31, 2004, was substantially similar to how goodwill, generated as part of a business combination, would have been allocated and is in alignment with the intent, objectives and spirit of paragraph 35 of SFAS 142.

In connection with our recent acquisitions, additional goodwill of $19,322 was allocated to the reporting segment that would enjoy the benefits and synergies of the net assets acquired in accordance with SFAS 142, paragraphs 34 and 35. We did not use an allocation method because the goodwill related to the specific acquisitions was solely assigned to the APC Technology segment and, thus, no allocation between reporting units was necessary.
Our annual evaluation of impairment involves comparing the current fair value of the reporting units to their respective carrying values. We use a discounted cash flow (DCF) model to determine the current fair value of our two reporting units. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including markets and market share, sales volumes and prices, costs to produce and working capital changes. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated. This calculated fair value is then compared to the carrying value of the reporting units that includes reporting-unit-specific net assets and allocated corporate net assets, as appropriate. If the fair value exceeds the carrying value, no further work is required and no impairment loss is recognized. If the carrying value exceeds the fair value, the goodwill of the reporting unit is potentially impaired and a step two test is performed to measure the impairment loss. The most recent fair value determination resulted in individual reporting unit amounts that exceeded their respective carrying amounts by a substantial margin. Based on an analysis of events that have occurred and circumstances that have changed since the most recent fair value determination, the likelihood that a current fair value determination would be less than the current carrying amount of the reporting unit is remote.
DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED APRIL 15, 2009
Compensation Discussion and Analysis
Compensation Elements
CIP Structure, page 9
SEC Comment:
4.	We have read your response to comment 11 in our letter dated October 27, 2009. Based on the information you have provided, we are unable to agree with your assertion that disclosure of your CIP targets would result in competitive harm such that you may exclude it under Instruction 4 to Item 4 (b) of Regulation S-K. Please revise accordingly in your future filings. In this regard, please ensure that your future filings identify the targets and how these targets translated into actual awards.
Response: In our future proxy statement filings, we will revise our disclosure in our Compensation Discussion and Analysis to include, to the extent material, identification of past performance targets under any applicable incentive plans, and how such targets translated into actual awards to our named executive officers under such incentive plans.
     In responding to your comments, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in its SEC filings; SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filing; and the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under federal securities laws of the United States.
Very truly yours,

By:	/s/ John P. Graham John P. Graham Chief Financial Officer

cc:	John F. Norris Jr., Chief Executive Officer